Exhibit 99.1

LJ INTERNATIONAL INC. ANNOUNCES SECOND QUARTER AND

FIRST HALF 2011 UNAUDITED FINANCIAL RESULTS

Operating revenue of second quarter exceeded guidance, a year-over-year increase of 26%

Gross profit increased by 59%

HONG KONG — November 15, 2011 — LJ International Inc. (NASDAQ: JADE, “the Company”, or LJI”), a leading jewelry manufacturer and retailer, today announced its unaudited financial results for the second quarter and first half year ended June 30, 2011.

Key Financial Highlights:

US$ million except EPS	2Q 2011	Change	1H 2011	Change
Operating Revenue	41.56	+26%	84.96	+42%
Gross Profit	20.62	+59%	40.46	+63%
Operating Income	3.35	+13%	7.71	+55%
Net Income	3.85	+67%	7.36	+77%
EPS – Basic	$0.05	-44%	$0.17	0%
EPS – Diluted	$0.05	-44%	$0.17	+6%

Second Quarter 2011:

•	Retail revenue was US$28.40 million, up 70% year-over-year.

•	ENZO added 16 new stores, expanding the retail network to 154 stores at the end of June 2011.

•	Among the new stores, 5 and 8 are in tier one and tier two cities, respectively, and 3 are in tier three cities.

•	Comparable store sales increased 61% year-over-year. Growth was exceptionally strong with some large-size transactions.

•	Wholesale revenue was US$13.16 million, down 19% year-over-year.

•

Sales from the US and Europe down 26% and 6% year-over-year, respectively, representing 71 and 20% of wholesale revenue, while sales from Asia and other markets grew 49% and represented 9% of wholesale revenue.

First Half 2011:

•	Retail revenue was US$56.21 million, up 70% year-over-year.

•

ENZO added 21 retail stores, making the network grow to 154 stores from 133 at the end of 2010. Among the new stores, 6 and 8 are in tier one and tier two cities, respectively, and 7 are in tier three cities.

•	Comparable store sales increased 24% and 61% year-over-year in the first and second quarter, respectively, showing continued strong growth momentum.

•	Wholesale revenue was US$28.75 million up 7% year-over-year.

•

Sales from the US and Asia and other markets grew 11% and 60% year-over-year, respectively, representing 71 and 8% of wholesale revenue. Sales from Europe dropped 12%, representing 21% of wholesale revenue.

Post June 30, 2011

Appointment of Deloitte Touche Tohmatsu CPA Limited as Independent Registered Public Accounting Firm

•

The Company announced on August 25th, 2011 that the Audit Committee of the Board of Directors has approved the engagement of Deloitte Touche Tohmatsu CPA Limited (“Deloitte”) as the independent registered public accounting firm for the fiscal year 2011. The appointment demonstrates the Company’s commitment in upholding the highest level of disclosure transparency and corporate governance.

Continued Momentum in Retail Network Expansion

•	The Company continued to accelerate the expansion of its retail network. Up to August 25th, 2011, ENZO has a network of 166 stores, an addition of 12 compared to 154 at the end of June.

Yu-Chuan Yih, Chairman and Chief Executive Officer of LJ International, commented, “We are pleased to report robust business performance for the second quarter of 2011, with results exceeding most of our guidance. Our solid financial performance came in ahead of our expectation, mainly driven by the stronger than expected performance of ENZO, the retail business arm targeting affordable luxury segment. The exponential growth in retail business was a result of the successful implementation of our branding, marketing and product strategy, as well as the acceleration of our network expansion strategy, which contributed to a strong comparable store sales growth and increased average selling price, driving companywide strong revenue growth and margin enhancement during the quarter.”

“Consumer and luxury product markets are widely perceived to be two of the fastest growing sectors in the expanding Chinese economy. ENZO, with proven success in its strategy, will continue to be the Company’s growth engine in the ensuring quarters. Upon the financing concluded in May, ENZO, with solid financial strengths, will continue to expand its retail network, deepening penetration in its affluent first and second tier city network while strengthening its presence in the third tier cities. We are well on track to operate a network of about 200 stores at the end of the year and have scheduled to add approximately 26 stores by the end of the third quarter, bringing the number of stores to about 180. Meanwhile, we will continue to invest in our marketing initiatives to strengthen the ENZO brand, and to launch compelling new products and collections of different levels of affordability, and style and luxurious preferences, to fully capture the potential of different market segments of the rapidly growing consumer market in China.”

“Amid an intricate macro environment which impacts the wholesale markets, we remain a key partner of our long-standing wholesale customers, which has warranted stable sales throughout the economic cycle. We will focus on strengthening collaboration with core customers to better align product strategy and design with the changing preferences of the end consumers, to add value to our strong relationship with leading wholesale customers; and our high quality of products and services would continue to help us maintain a steady growth in the wholesale business amidst unfavorable market conditions.”

“We are confident that our retail-driven growth strategy will continue to yield high return to the company, and we will continue to deliver values to shareholders while our efforts to strengthen our wholesale business will pay-off in the medium term.”

Ringo Ng, Chief Financial Officer of LJ International noted, “In view of the current challenging and unstable global economic and financial environment, we initiated steps to review our accounting estimates and costing methodology. This has resulted in a revision in sales return provision and inventory valuation, which led to a reduction in US$1.35 million wholesale revenue and US$1.38 million gross profit, causing wholesale revenue and gross profit lower than what we had anticipated. Nevertheless, we believe the exercise will serve to ensure the balance sheet in the best shape.

“Looking forward, we will continue to make investment in marketing communications for the ENZO brand and commit more resources to strengthen operational and financial infrastructure, while prudently managing our operating expenses to sustain our margin levels.”

Second Quarter and First Half 2011 Unaudited Financial Results1

Strong Operating Revenue Performance Continued to be Driven by Exponential Growth in Retail Business

Operating revenue in the second quarter 2011 increased 26% year-over-year to US$41.56 million from US$32.98 million. Operating revenue in the first half 2011 increased 42% year-over-year to US$84.96 million from US$59.83 million. The increase was primarily driven by the strong growth of the retail business.

Retail revenue in the second quarter 2011 saw a year-over-year increase of 70% to US$28.40 million from US$16.67 million, representing 68% of operating revenue. Retail revenue in the first half rose 70% to US$56.21 million from US$33.08 million, representing 66% of operating revenue. The increase in retail revenue was a result of a combination of favorable factors namely addition of new stores; significant ramp up of new and mature stores measured by comparable store sales and increase in average selling price (ASP) as a result of a favorable sales mix.

Wholesale revenue in the second quarter 2011 was US$13.16 million, down 19% year-over-year from US$16.31 million, accounting for 32% of operating revenue. Wholesale revenue in the first half was US$28.75 million, up 7% year-over-year, accounting for 34% of operating revenue. The decline in the second quarter was in part due to more orders had been delivered in the first quarter; and in part due to the Company decided to adopt a more prudent sales return provision treatment which lowered the revenue recorded during the quarter by US$1.35 million.

[1]	Certain items were reclassified as sales, general and administrative expenses from cost of goods sold in 2010 and 2011.

Significant Increase in Gross Profit and Gross Margin Fuelled by Retail Margin Expansion

Gross profit in the second quarter 2011 increased 59% year-over-year to US$20.62 million from US$12.96 million. Gross profit in the first half 2011 increased 63% year-over-year to US$40.46 million from US$24.78 million.

Gross profit margin in the second quarter 2011 was 50%, an expansion of 11 percentage points from 39% in the second quarter 2010. Gross profit margin in the first half 2011 was 48%, an expansion of 7 percentage points from 41% in the first half 2010. The improvement of gross profit margin was primarily due to the margin expansion of retail business.

Retail gross profit in the second quarter 2011 up 97% year-over-year to US$18.85 million. Retail gross profit in the first half 2011 increased 86% year-over-year to US$35.36 million. Retail gross profit margin in the second quarter 2011 was 66%, a year-over-year expansion of 9 percentage points. Retail gross profit margin in the first half 2011 was 63%, a year-over-year increase of 6 percentage points. The increase in retail gross profit margin was primarily due to a more favourable sales mix, with more sales of colored gemstone items.

Wholesale gross profit in the second quarter 2011 was US$1.77 million, down 47% year-over-year. Wholesale gross profit in the first half 2011 was US$5.10 million, down 12% year-over-year. Wholesale gross profit margin in the second quarter 2011 was 14%, down from 21% in the second quarter 2010. Wholesale gross profit margin in the first half 2011 were 18%, compared to 22% in the same period in 2010. The decline in wholesale gross profit and gross profit margin was primarily due to a change of costing methodology.

Increased Operating Expenses with Continued Efforts to Build Scale and Enhance Brand Equity

Sales, general and administrative expenses in the second quarter 2011 increased 66% year-over-year to US$10.19 million from US$6.13 million. As a percentage of operating revenue, sales, general and administrative expenses were 25%, compared to 19% in the second quarter 2010. Sales, general and administrative expenses in the first half 2011 increased 59% year-over-year to US$19.11 million from US$12.00 million. As a percentage of operating revenue, sales, general and administrative expenses were 22%, compared to 20% in the first half 2010. The increase was primarily due to an increase in investment in marketing campaign and marketing team to support the continued strengthening of brand building.

Rental expenses in the second quarter 2011 increased 98% year-over-year to US$6.09 million from US$3.07 million. As a percentage of operating revenue, rental expenses were 15%, compared to 9% in the second quarter 2010. Rental expenses in the first half 2011 increased 83% year-over-year to US$11.77 million from US$6.41 million. As a percentage of operating revenue, rental expenses were 14%, compared to 11% in the same period last year. The increase was primarily due to rental costs are mostly sales-linked and trended up as retail revenue saw a significant increase during the quarter. The increase was partly due to the increase in rental space as a result of expansion of retail network.

Depreciation in the second quarter 2011 was US$0.96 million, up 101% year-over-year from US$0.48 million. Depreciation in the first half 2011 was US$1.84 million, up 92% year-over-year from US$0.96 million.

Operating expenses, including selling, general and administrative expenses, rental, net gain (loss) on derivatives and depreciation, increased 73% year-over-year to US$17.27 million in the second quarter 2011 from US$10.01 million. As a percentage of operating revenue, operating expenses were 42%, compared to 30% in the second quarter 2010. Operating expenses in the first half 2011 increased 65% year-over-year to US$32.75 million. As a percentage of operating revenue, operating expenses were 39%, compared to 33% in the first half 2010. The increase was mainly due to increase in selling, general and administrative expenses, rental expenses and depreciation.

Retail Operating Margin Continued to Trend up

Operating income in the second quarter 2011 increased by 13% year-over-year to US$3.35 million from US$2.95 million. Operating income in the first half 2011 increased 55% year-over-year to US$7.71 million from US$4.96 million.

Operating margin in the second quarter 2011 was 8%, compared to 9% in the same period 2010. Operating margin in the first half 2011 was 9%, compared to 8% in the same period 2010.

Operating income from retail business in the second quarter 2011 was US$4.45 million, up 106% year-over-year from US$2.17 million. Retail operating margin was 16%, compared to 13% in the second quarter 2010. Operating income from retail business in the first half 2011 was US$8.17 million, up 90% year-over-year. Retail operating margin was 15% in the first half 2011, compared to 12% in the same period 2010.

Operating loss from wholesale business in the second quarter 2011 was US$0.66 million, compared to an operating income of US$1.15 million in the second quarter 2010. Operating income from wholesale business in the first half 2011 was US$0.29 million, down 80% year-over-year. The operating loss from wholesale business in the second quarter was impacted by the reduced revenue caused by change in sales return provision and a reduced gross profit caused by revised inventory valuation.

Net other revenue in the second quarter 2011 amounted to US$1.24 million, compared to an expense of US$0.20 million in the second quarter 2010. Other revenue in the first half 2011 was US$1.05 million, compared to an expense of US$0.14 million in the same period 2010.

The increase in other revenue in the second quarter and in the first half 2011 was primarily due to the company recorded a US$0.30 million exchange gain and a US$1.27 million derivative gain from the increase in fair value of the warrants granted in connection with the ENZO fund raising exercise completed in May 2011. In accordance with GAAP practice, the value of the warrants granted to private equity investors in the May ENZO fund raising will be evaluated at every quarter-end, the change in valuation is non-cash basis and will be reported as derivative gain (loss) of warrants and flip over options item.

Income tax expenses in the second quarter 2011 were US$0.74 million, compared to US$0.45 million in the second quarter 2010. Income tax expenses in the first half 2011 were US$1.40 million, compared to US$0.66 million in the first half 2010. The increase was mainly due to a smaller amount of tax benefits for retail business during the period.

Sustained Solid Net Income and EPS Growth

Net income in the second quarter 2011 was US$3.85 million, a 67% increase compared to US$2.30 million in the second quarter 2010. Basic and diluted earnings per share was US$0.05 and US$0.05, respectively, compared to US$0.09 and US$0.09, respectively, in the second quarter 2010.

Net income in the first half 2011 was US$7.36 million, a 77% year-over-year increase compared to US$4.16 million. Basic and diluted earnings per share was US$0.17 and US$0.17, compared to US$0.17 and US$0.16, respectively, in the same period 2010.

Balance Sheet Remains Sound with Inventory Increased to Support Accelerated Retail Network Expansion

Cash, and bank balance and restricted cash totaled US$32.75 million on June 30, 2011, compared to US$24.06 million on December 31, 2010.

Trade receivables were US$25.66 million on June 30, 2011, compared to US$25.89 million on December 31, 2010.

Inventories increased 25% to US$134.70 million on June 30, 2011, from US$107.67 million on December 31, 2010. The inventory was increased to support the continued expansion of ENZO retail network.

Working capital (current assets minus current liabilities) amounted to US$138.90 million on June 30, 2011, compared to US$100.58 million on December 31, 2010.

Business Updates and Outlook:

Retail/ENZO : Expansion on Track

•

The company operated 154 ENZO stores at the end of June 2011, up from 138 at the end of March, 2011, a net increase of 16 stores or 12%. The Company plans to bring the total number of stores to about 180 and 200 by the end of the third quarter and by the end of 2011.

•

In line with the affordability and consumption pattern of the markets, more ENZO stores are located in the major cities in China, with 32% and 40% of total are located in the first and second tier cities, respectively, at the end of June, with the remainder in third tier cities.

•

Comparable store sales grew 61% during the quarter. The exceptional strength in comparable store sales reflected the popularity of our new products and collections launched in the first half of the year, and that there were some large-size transactions during the quarter. Comparable store sales growth is expected to maintain a strong growth momentum while growth rate is expected to moderate.

Wholesale : JADE Remained A Key Partner Amidst Industry Consolidation

•

Our customer base remained stable during the quarter. While some of our customers have been consolidating the number of suppliers amid challenging market conditions, the company remains as a key partner of our customers due to the high quality of our products and service as well as long-term relationship. The reduced number of vendors for customers would mean opportunities for us to deepen penetration of existing customer base. The company will strengthen collaboration with core customers to better align product strategy and design to meet changing demand.

•

Our customers have been maintaining a lean-inventory strategy after the financial turmoil in 2008-9, and sales orders tend to be short-notice for stock replenish nature, it maintains space for a stable demand for our value-for-money mid-priced jewelry for wholesale market.

Outlook :

Strong Growth Momentum Continues for 2011, Fuelled by Close to 40% Growth in Retail Revenue

Management estimates that revenue for the third quarter 2011 will range between US$42.5 million and US$44.5 million, representing a year-over-year increase of 19% to 25%. Retail revenue is expected to be in the range of US$28.0 million to US$29.0 million, representing a 33% to 38% year-over-year growth. Wholesale revenue is expected to be in the range of US$14.5 million to US$15.5 million, representing flat to 6% year-over-year increase.

Operating income is expected to be US$3.7 million to US$4.2 million, representing flat to an increase of 12% year-over-year, impacted by higher professional fees.

Net income from operating businesses and excluding non-recurring items and derivative gain from warrants is forecast to be in the range of US$3.5 million to US$4 million, a 9% to 25% year-over-year increase.

Conference call

The Company’s senior management will host a conference call on Friday, August 26, 2011 at 8:00 a.m. (Eastern)/ 5:00a.m. (Pacific)/ 8:00 p.m. (Beijing/Hong Kong). Interested participants please dialing +1-877- 407-9210 and asking for the LJ International Inc. call.

Please call at least 10 minutes prior to the start time, or live over the Internet by visiting http://www.investorcalendar.com/IC/CEPage.asp?ID=165611.

REPLAY: A teleconference replay of the conference call will be available through September 7, 2011 and may be accessed by calling +1-877-660-6853. Please use account #286 and conference ID #377421. Webcast replay available until November 24, 2011.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International, Inc.

Mr. Ringo Ng

T: 852-2170-0018

E: ir@ljintl.com

– FINANCIAL TABLES TO FOLLOW –

LJ INTERNATIONAL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
	US$	US$	US$	US$
		(Reclassed)		(Reclassed)
Operating revenue	41,558	32,978	84,959	59,831
Costs of goods sold	(20,935)	(20,017)	(44,497)	(35,054)

Gross profit	20,623	12,961	40,462	24,777

Operating expenses
Selling, general and administrative expenses	(16,313)	(9,293)	(30,964)	(18,653)
Net loss (gain) on derivatives	—	(238)	53	(203)
Depreciation	(959)	(477)	(1,841)	(958)

Operating income	3,351	2,953	7,710	4,963

Other revenue and expense

Interest income	45	19	241	25
Derivative gain on warrants & flip over options	1,271	—	1,271	—
Gain on currency translation	297	—	297	—
Gain (Loss) on sales of securities	5	—	(54)	258
Interest expenses	(375)	(217)	(701)	(424)

Income before income taxes and noncontrolling interests	4,594	2,755	8,764	4,822
Income taxes expense	(741)	(452)	(1,401)	(658)

Net Income	3,853	2,303	7,363	4,164
Net (income) loss attributable to noncontrolling interest	(2)	(2)	(2)	(3)
Deemed dividend	(1,508)	—	(1,508)	—

Net income attributable to LJ International Inc. common shareholders	2,343	2,301	5,853	4,161

Earnings per share:
Basic	0.05	0.09	0.17	0.17
Diluted	0.05	0.09	0.17	0.16

Weighted average number of shares used in calculating diluted earnings per share	31,690,989	25,966,517	31,343,457	25,630,325

LJ INTERNATIONAL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of June 30, 2011	As of December 31, 2010
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	25,293	13,048
Restricted cash	7,453	11,009
Trade receivables, net of allowance for doubtful accounts	25,655	25,889
Available-for-sale securities	4,086	2,344
Inventories	134,701	107,666
Prepayments and other current assets	6,109	3,635

Total current assets	203,297	163,591
Properties held for lease, net	408	419
Property, plant and equipment, net	15,645	10,115
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	220,982	175,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,869	2,879
Notes payable, current portion	11,716	10,720
Capitalized lease obligation, current portion	31	48
Letters of credit, gold loan and others	17,258	21,539
Derivatives	268	571
Warrants & flip over options	2,469	—
Trade payables	23,104	19,172
Accrued expenses and other payables	4,949	5,555
Income taxes payable	1,464	2,255
Deferred taxation	268	268

Total current liabilities	64,396	63,007
Notes payable, non-current portion	1,265	1,621
Capitalized lease obligation, non-current portion	14	30

Total liabilities	65,675	64,658

Mezzanine equity
Redeemable convertible preferred shares, par value US$0.01 each, Authorized 1 million shares;
Issued 359,826 shares as of June 30, 2011	37,110	—

Equity
Common stocks, par value US$0.01 each, Authorized 100 million shares;
Issued 30,344,672 shares as of June 30, 2011 and 29,153,672 shares as of December 31, 2010	303	292
Additional paid-in capital	70,746	69,941
Accumulated other comprehensive income	1,264	837
Retained earnings	45,704	39,851

Total LJ International Inc. shareholders’ equity	118,017	110,921
Noncontrolling interest	180	178

Total equity	118,197	111,099

Total liabilities and equity	220,982	175,757